United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

“We had a consistent start to the year, aligned with our objectives for 2025. We are seeing good momentum in cost management, with our C1 reaching US$ 21/t in Q1, continuing the year-on-year downward trajectory. Our value-accretive projects continue to progress, being essential elements towards enhancing our portfolio flexibility and improving operational and cost efficiency. At Vale Base Metals, the benefits of the Asset Review initiatives are emerging and we are laser-focused on delivering. Additionally, we have been consistently optimizing our balance sheet through asset-light solutions, such as the transaction that created the strategic joint venture at Alianca Energia, which will also help us deliver on our long term decarbonization goals. The current macroeconomic environment and market volatility reinforce the importance of our Vale 2030 strategy, whereby we are building an even more competitive company that can thrive in any market condition. With this approach, I’m confident we’ll generate significant value for all of our stakeholders." commented Gustavo Pimenta, Chief Executive Officer

8.	Selected financial indicators
9.	US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
	Net operating revenues	8,119	8,459	-4%	10,124	-20%
10.	Total costs and expenses (ex-Brumadinho and dams decharacterization)[1]	(5,803)	(5,897)	-2%	(7,263)	-20%
	Expenses related to Brumadinho and dams decharacterization	(97)	(41)	137%	(111)	-13%
11.	Adjusted EBIT	2,411	2,724	-11%	2,992	-19%
12.	Adjusted EBITDA	3,115	3,438	-9%	3,794	-18%
13.	Proforma EBITDA[2]	3,212	3,503³	-8%	4,119	-22%
14.	Proforma EBITDA margin (%)	40%	41%	-1 p.p.	41%	-1 p.p.
5.	Free cash flow	504	2,221	-77%	(100)	n.a.
6.	Recurring free cash flow	504	2,245	-78%	817	-38%
7.	Net income (loss) attributable to Vale's shareholders	1,394	1,679	-17%	(694)	n.a.
3.	Proforma net income attributable to Vale’s shareholders⁴	1,471	1,695	-13%	872	69%
4.	Net debt⁵	12,198	10,105	21%	10,499	16%
2.	Expanded net debt	18,242	16,388	11%	16,466	11%
1.	Capital expenditures	1,174	1,395	-16%	1,766	-34%

1 Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market price. 2 Excluding expenses related to Brumadinho. 3 Including the EBITDA from associates and JVs. Historical figures were restated. 4 Including leases (IFRS 16).

Results Highlights

• Sales performance improved across all business segments. Iron ore sales increased by 4% (2.3 Mt) y/y, while copper and nickel sales increase by 7% (5.1 kt) and 18% (5.8 kt), respectively.

• The average realized iron ore fines price was US$ 90.8/t, remaining almost flat q/q while decreased by 10% y/y, driven by lower 62%Fe price index.

• Proforma EBITDA decreased by 8% y/y, totaling US$ 3.2 billion. Higher sales volumes and lower unit costs in iron ore, combined with the improved performance of Vale Base Metals partly offset the impact of lower iron ore and nickel prices.

• Iron ore fines’ C1 cash cost, excluding third-party purchases, decreased by 11% y/y, reaching US$ 21.0/t, continuing the downward trajectory. Vale remains highly confident in achieving its 2025 C1 cash cost guidance of US$ 20.5-22.0/t.

• Copper all-in costs were 63% lower y/y, reaching US$ 1,212/t, driven by consistent operating performance and higher by-products revenues. Nickel all-in costs (PTVI-adjusted), were 4% lower y/y, totaling US$ 15,730/t.

• Capital expenditures of US$ 1.2 billion were US$ 221 million lower y/y, and in line with the revised implementation plan for 2025. CAPEX guidance for 2025 remains at US$ 5.9 billion.

• Recurring free cash flow generation was US$ 504 million, US$ 1.7 billion lower y/y, reflecting lower EBITDA and higher working capital.

• Expanded net debt of US$ 18.2 billion as of March 31st was US$ 1.8 billion higher q/q, mpacted by dividends and interest on capital payments.

Business Highlights

Iron Ore Solutions

•    Vale continues to advance its autonomous program and has recently completed the implementation of the autonomous operating system for three yard machines at the Terminal Ilha da Guaíba (TIG port) in Brazil. The adoption of this technology enhances safety and improves operational efficiency. Vale invested USD 10 million in implementing the technology at the TIG port.

•    The commissioning of the Vargem Grande 1 and Capanema projects is progressing, adding operational and product portfolio flexibility for Vale. Both projects will reach full capacity in the first half of 2026, representing a significant step towards achieving the production guidance for 2025 (325-335 Mt) and 2026 (340-360 Mt).

Energy Transition Metals

•    Salobo successfully completed the second throughput test for the Salobo 3 project, with the Salobo complex exceeding an average of 35 Mtpa over a 90-day period, in March. Under the terms of the agreement with Wheaton, Salobo received, in April, US$ 144 million for achieving this milestone. In addition, Wheaton will be required to make annual payments of US$ 8.0 million for a 10-year period should Salobo achieve specific mining rates and copper feed grades.

Recent developments

•    Vale has entered into an agreement with Global Infrastructure Partners (“GIP”) to establish a joint venture in Aliança Geração de Energia S.A., a privately held company operating in the Brazilian energy market. Once the transaction is completed, Vale will receive approximately US$ 1 billion in cash and hold a 30% stake in the joint venture, while GIP will have the remaining 70%. With the transaction, Vale grants competitive energy costs, with prices defined in US dollars without inflation adjustment. The transaction completion is expected in 2H25, subject to customary precedent conditions.

ESG

Decarbonization

•    Vale and Green Energy Park's project has been selected as one of the flagship projects of the European Union's Global Gateway Program in the Climate and Energy category. The project seeks to enable the construction of a green hydrogen unit to supply the future development of a Mega Hub in Brazil and is part of the “Brazil North-East Green Energy Parks and Green Shipping Corridors” initiative. The Global Gateway is a European Union initiative that aims to commit up to € 300 billion in global sustainable investments between 2021 and 2027.

Transparency

•    Vale has published its Integrated report for 2024, available here, reinforcing our commitment to transparent and comparable reporting on our ESG progress and challenges.

•    The annual edition of the Tax Transparency Report will be released in May. Referring to fiscal year 2024, the document details how Vale's tax contributions foster and drive social and economic development in the jurisdictions in which it operates.

•    Vale is an early adopter of ISSB standards, aiming at enhancing transparency related to climate risks and opportunities. The first report is expected to be published in the first semester of 2025.

Reparation

Brumadinho

•    The Brumadinho Integral Reparation Agreement continues to progress, with approximately 75% of the agreed-upon commitments completed by 1Q25 and in accordance with the deadlines outlined in the settlement. In addition, R$ 3.9 billion has been paid in individual compensation since 2019.

Mariana

•    The Samarco reparation continues to progress, with R$ 48 billion disbursed and more than 450 thousand people compensated by the end of March 2025.

Financials

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Proforma EBITDA
Net operating revenues	8,119	8,459	-4%	10,124	-20%
COGS	(5,451)	(5,367)	2%	(6,268)	-13%
SG&A	(145)	(140)	4%	(206)	-30%
Research and development	(123)	(156)	-21%	(253)	-51%
Pre-operating and stoppage expenses	(90)	(92)	-2%	(131)	-31%
Brumadinho & decharacterization of dams¹	(97)	(41)	137%	(111)	-13%
Non-recurring expenses	–	(24)	n.a.	(214)	n.a.
Other operational expenses (excluding non-recurring expenses)²	6	(118)	n.a.	(191)	n.a.
EBITDA from associates and JVs	192	203	-5%	242	-21%
Adjusted EBIT	2,411	2,724	-11%	2,992	-19%
Depreciation, amortization & depletion	704	714	-1%	802	-12%
Adjusted EBITDA	3,115	3,438	-9%	3,794	-18%
Proforma EBITDA³ ⁴	3,212	3,503⁴	-8%	4,119	-22%
Reconciliation of Proforma EBITDA to Net Income
Proforma EBITDA³ ⁴	3,212	3,503⁴	-8%	4,119	-22%
Brumadinho & decharacterization of dams¹ and non-recurring items	(97)	(65)	49%	(325)	-70%
Impairment and results on disposal of non-current assets² ⁵	(420)	(73)	475%	(1,960)	-79%
EBITDA from associates and JVs	(192)	(203)	-5%	(242)	-21%
Equity results on associates and JVs and other results	59	124	-52%	69	-14%
Financial results	185	(437)	n.a.	(1,760)	n.a.
Income taxes	(647)	(448)	44%	29	n.a.
Depreciation, depletion & amortization	(704)	(714)	-1%	(802)	-12%
Net income (loss)	1,396	1,687	-17%	(872)	n.a.
Net income (loss) attributable to noncontrolling interests	2	8	-75%	(178)	n.a.
Net income (loss) attributable to Vale's shareholders	1,394	1,679	-17%	(694)	n.a.
Non-recurring items⁶	77	16	381%	1,566	-95%
Proforma net income (loss) attributable to Vale’s shareholders	1,471	1,695	-13%	872	69%
[1] Find more information of expenses in Annex 4: Brumadinho & Decharacterization. [2] Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market price. [3] Excluding expenses related to Brumadinho. [4] Starting 4Q24 it excludes non-recurring items. Previous periods were restated. [5] Net. [6] Includes impairments, non-recurring expenses and income taxes adjustments.

EBITDA

Proforma EBITDA of US$ 3.2 billion in 1Q25, 8% lower y/y, mainly as a result of 16% lower iron ore reference prices, partially offset by the positive effect of the BRL depreciation, as well as by lower costs and expenses in the iron ore business and at Vale Base Metals.

Proforma EBITDA 1Q25 vs. 1Q24 - US$ million

1 Excluding Brumadinho expenses. 1Q24 Proforma EBITDA was restated including one-off events (US$ 24 million). 2 Including Associates and JV’s EBITDA and volume effects.

Net Income

Proforma net income was US$ 1.5 billion in 1Q25, 13% lower y/y, mainly due to lower Proforma EBITDA and higher income taxes, largely related to the effect of energy assets held for sale. These effects were partially offset by a positive impact from financial results, driven by the appreciation of the BRL against the US dollar, which positively impacted the mark-to-market valuation of swaps. Net income attributable to Vale’s shareholders was US$ 1.4 billion, 17% lower y/y.

Proforma net income 1Q25 vs. 1Q24 – US$ million

1 Excluding US$ 32 million in taxes impacted by non-recurring items. 2 Excluding US$ 117 million in impairment. 3 Including variations of (i) US$ -65 million equity results on associates and JVs and other results, (ii) US$ 6 million in Net income (loss) attributable to noncontrolling interests, (iii) US$ 10 million in depreciation, depletion & amortization and (iv) US$ 11 million in EBITDA from associates and JVs.

Capital Expenditures

Total CAPEX

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Iron Ore Solutions	907	1,001	-9%	1,036	-12%
Energy Transition Metals	256	367	-30%	679	-62%
Nickel	199	306	-35%	511	-61%
Copper	57	61	-7%	168	-66%
Energy and others	11	27	-59%	51	-78%
Total	1,174	1,395	-16%	1,766	-34%

Growth Projects

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Iron Ore Solutions	282	320	-12%	237	19%
Energy Transition Metals	30	39	-23%	80	-63%
Nickel	27	32	-16%	73	-63%
Copper	3	7	-57%	7	-57%
Energy and others	–	8	n.a.	7	n.a.
Total	312	367	-15%	324	-4%

Investments in growth projects totaled US$ 312 million, US$ 55 million (-15%) lower y/y, mainly as a result of lower disbursements in the Iron Ore Solutions segment as the Capanema and Carajás Railway Expansion projects ramp-up.

Sustaining Investments

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Iron Ore Solutions	625	681	-8%	799	-22%
Energy Transition Metals	226	328	-31%	599	-62%
Nickel	172	274	-37%	438	-61%
Copper	54	54	0%	161	-66%
Energy and others	11	19	-42%	44	-75%
Total	862	1,028	-16%	1,442	-40%

Sustaining investments totaled US$ 862 million, US$ 166 million (-16%) lower y/y, mainly as a result of lower expenditures in nickel with the commissioning of the second underground mine, Eastern Deeps, within the Voisey´s Bay Mine Expansion (VBME) project in 4Q24, as well as lower expenditures in mine and railway equipment with the commissioning of Iron Ore Solutions projects.

Free cash flow

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Proforma EBITDA¹	3,212	3,503	-8%	4,119	-22%
Working capital	(252)	1,524	n.a.	168	n.a.
Capex	(1,174)	(1,395)	-16%	(1,766)	-34%
Net financial expenses²	(253)	(227)	11%	(274)	-8%
Income taxes and REFIS	(596)	(506)	18%	(416)	43%
Associates & JVs, net of dividends received³	(173)	(200)	-14%	(215)	-20%
Brumadinho incurred expenses & dams⁴	(146)	(227)	-36%	(226)	-35%
Others	(114)	(227)	-50%	(573)	-80%
Recurring Free Cash Flow	504	2,245	-78%	817	-38%
Non-recurring events	–	(24)	n.a.	(887)	n.a.
Acquisition and disposals of non-current assets, net	–	–	0%	(30)	n.a.
Free Cash Flow	504	2,221	-77%	(100)	n.a.
Brumadinho	(84)	(135)	-38%	(321)	-74%
Samarco	(162)	(86)	88%	(504)	-68%
Cash management and others	(1,308)	(1,795)	-27%	1,504	n.a.
Increase/(Decrease) in cash & equivalents	(1,050)	205	n.a.	579	n.a.
¹ Excluding expenses related to Brumadinho and starting 4Q24 it also excludes non-recurring items. Previous periods were restated. ² Includes interest in loans and borrowings and leasing. ³ Including US$ 19 million in dividends received in 1Q25, US$ 3 million in 1Q24 and US$ 27 million in 4Q24. ⁴ Includes payments related to dam decharacterization, incurred expenses related to Brumadinho, and others.

Recurring Free Cash Flow generation reached US$ 504 million in 1Q25, US$ 1.741 billion lower y/y, mainly explained by working capital variation (US$ 1.776 billion lower y/y), due to lower cash collection from accrued sales at the end of 2024 and seasonal factors, such as disbursements related to profit sharing combined with the increase in inventories balance.

Vale’s cash position was seasonally impacted by the US$ 1.979 billion paid in dividends and interest on capital. This was partially offset by continued debt liability management, with US$ 671 million net cash raised.

Free Cash Flow 1Q25 - US$ million

¹ Includes interests in loans and borrowings (US$ -240 million), leasing (US$ -30 million), other financial expenses/revenues (US$ 17 million) and income taxes and REFIS (US$ -596 million). ² Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. 3 Includes incurred expenses on Brumadinho (US$ -67 million) and payments on dam decharacterization (US$ -79 million). ⁴ Includes disbursements related to railway concession contracts (US$ -81 million), streaming transactions (US$ -167 million), net cash received on settlement of derivatives (US$ 134 million), and others. ⁵ Payments related to Brumadinho and Samarco. Excludes incurred expenses. ⁶ Includes disbursements of US$ 1.979 billion in dividends and interest on capital and US$ 940 million in debt repayment. These were partially offset by US$ 1.611 billion in new loans & bonds.

Debt

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Gross debt¹	15,415	13,248	16%	14,792	4%
Lease (IFRS 16)	781	1,426	-45%	713	10%
Gross debt and leases	16,196	14,674	10%	15,505	4%
Cash, cash equivalents and short-term investments	(3,998)	(4,569)	-12%	(5,006)	-20%
Net debt	12,198	10,105	21%	10,499	16%
Currency swaps²	75	(589)	n.a.	334	-78%
Brumadinho provisions	2,132	2,894	-26%	1,970	8%
Samarco provisions	3,837	3,978	-4%	3,663	5%
Expanded net debt	18,242	16,388	11%	16,466	11%
Average debt maturity (years)	9.5	7.5	27%	8.7	9%
Cost of debt after hedge (% pa)	5.5	5.7	-4%	5.7	-4%
Total debt and leases / adjusted LTM EBITDA (x)	1.1	0.8	38%	1.0	10%
Net debt / adjusted LTM EBITDA (x)	0.8	0.6	33%	0.7	14%
Adjusted LTM EBITDA / LTM gross interest (x)	16.5	24.3	-32%	17.9	-8%
[1] Does not include leases (IFRS 16). [2] Includes interest rate swaps.

Expanded net debt increased by US$ 1.8 billion q/q, totaling US$ 18.2 billion, with an increase in net debt to US$ 12.2 billion (US$ 1.7 billion higher q/q), as a result of dividends and interest in capital paid in the quarter.

Gross debt and leases reached US$ 16.2 billion as of March 31st, 2025, US$ 0.7 billion higher q/q, mainly as a result of the issuance of bonds in the amount of US$ 750 million due in 2054, which was partially used to retrieve bonds due in 2034, 2036 and 2039.

The average debt maturity increased to 9.5 years at the end of 1Q25 from 8.7 years at the end of 4Q24, after the bonds issued in February 2025. The average annual cost of debt after currency and interest rate swaps was 5.5%, falling from 5.7% at the end of 4Q24.

Segments’ Performance

Proforma EBITDA from continuing operations, by business area:

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Iron Ore Solutions	2,887	3,459	-17%	4,008	-28%
Fines	2,333	2,507	-7%	3,176	-27%
Pellets	536	882	-39%	770	-30%
Other Ferrous Minerals	18	70	-74%	62	-71%
Energy Transition Metals¹	554	257	116%	541	2%
Nickel	41	17	141%	55	-25%
Copper	546	284	92%	526	4%
Other	(33)	(44)	-25%	(40)	-18%
Others²	(229)	(213)	8%	(430)	-47%
Total	3,212	3,503	-8%	4,119	-22%
[1] Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [2] Including a negative effect of provisions related to communities’ programs, reversal of tax credit provisions, and contingency loss. [3] Includes US$ 26 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 528 million in 1Q25.

Segment information 1Q25

US$ million	Net operating revenues	Cost¹	SG&A and others¹	R&D¹	Pre operating & stoppage¹	Associates and JVs EBITDA	Adjusted EBITDA
Iron Ore Solutions	6,375	(3,506)	(25)	(54)	(69)	166	2,887
Fines	5,154	(2,810)	(4)	(45)	(58)	96	2,333
Pellets	1,055	(559)	3	(1)	(2)	40	536
Other ferrous	166	(137)	(24)	(8)	(9)	30	18
Energy Transition Metals	1,744	(1,284)	102	(32)	(2)	26	554
Nickel²	969	(907)	(21)	(22)	(1)	23	41
Copper³	900	(339)	(4)	(10)	(1)	–	546
Others⁴	(125)	(38)	127	–	–	3	(33)
Brumadinho & decharacterization of dams⁵	–	–	(97)	–	–	–	(97)
Non-recurring expenses	–	–	–	–	–	–	–
Others⁶	–	–	(192)	(37)	–	–	(229)
Total	8,119	(4,790)	(212)	(123)	(71)	192	3,115
[1] Excluding depreciation, depletion and amortization. [2] Including copper and by-products from our nickel operations. [3] Including by-products from our copper operations. [4] Includes an adjustment of US$ 167 million increasing the adjusted EBITDA in 1Q25, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [5] Includes US$ 26 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 528 million in 1Q25.

– 8 –

Highlights

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Average Prices (US$/t)
Iron ore - 62% Fe price	103.6	123.6	-16%	103.4	0%
Iron ore fines realized price, CFR/FOB	90.8	100.7	-10%	93.0	-2%
Iron ore pellets realized price, CFR/FOB	140.8	171.9	-18%	143.0	-2%
Volume sold (‘000 metric tons)
Fines	56,762	52,546	8%	69,912	-19%
Pellets	7,493	9,225	-19%	10,067	-26%
ROM	1,886	2,056	-8%	1,216	55%
Total - Iron ore	66,141	63,827	4%	81,196	-19%
Financials indicators (US$ million)
Net Revenues	6,375	7,025	-9%	8,151	-22%
Costs¹	(3,506)	(3,552)	-1%	(4,099)	-14%
SG&A and Other expenses¹	(25)	(64)	-61%	(54)	-54%
Pre-operating and stoppage expenses¹	(69)	(64)	8%	(80)	-14%
R&D expenses	(54)	(83)	-35%	(127)	-57%
EBITDA Associates & JVs	166	197	-16%	217	-24%
Adjusted EBITDA	2,887	3,459	-17%	4,008	-28%
Depreciation and amortization	(494)	(481)	3%	(536)	-8%
Adjusted EBIT	2,393	2,978	-20%	3,472	-31%
[1] Net of depreciation and amortization.

Adjusted EBITDA per segment

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Fines	2,333	2,507	-7%	3,176	-27%
Pellets	536	882	-39%	770	-30%
Other ferrous minerals	18	70	-74%	62	-71%
Adjusted EBITDA	2,887	3,459	-17%	4,008	-28%

Iron Ore Solutions EBITDA was US$ 2,887 billion, 17% lower y/y, mostly explained by a 16% decrease of the iron ore 62%Fe price index.

In Iron Ore Fines, EBITDA decreased by 7% y/y, totaling US$ 2,333 billion, mostly explained by lower realized prices (US$ 568 million). This effect was partially offset by higher sales volumes (US$ 174 million), the positive effect of the BRL depreciation (US$ 165 million), and lower freight costs (US$ 38 million).

In Iron Ore Pellets, EBITDA decreased by 39% y/y, totaling US$ 536 million, mostly explained by lower average realized prices (US$ 243 million) and lower sales volumes (US$ 168 million). These effects were partially offset by the positive effect of the BRL depreciation (US$ 58 million).

EBITDA variation – US$ million (1Q25 vs. 1Q24)

1 Excludes freight costs. 2 Includes associates and JV’s EBITDA and others.

Iron Ore Fines

Product mix

000 metric tons	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Volume sold
Fines¹	56,762	52,546	8%	69,912	-19%
IOCJ	4,596	9,400	-51%	9,287	-51%
BRBF	36,391	25,915	40%	43,890	-17%
Pellet feed - China (PFC1)²	3,809	2,536	50%	3,585	6%
Lump	1,679	1,809	-7%	1,535	9%
High-silica products	1,957	7,163³	-73%	852	130%
Other fines (60-62% Fe)	8,329	5,723³	46%	10,764	-23%
[1] Including third-party purchases. [2] Products concentrated in Chinese facilities. [3] Restated from historical figures.

Revenues

The average realized Iron Ore Fines price was US$ 90.8/t, US$ 2.2/t lower q/q, mainly due to lower Quality and Premiums (US$ -1.3/t vs. US$1.0/t in 4Q24), impacted by seasonally lower availability of Northern System ores and lower market premiums.

The all-in premium decreased by US$ 2.8/t q/q, totaling US$ 1.8/t, and was also impacted by lower iron ore fines premiums.

Price realization Iron Ore Fines – US$/t 1Q25

1 Includes quality (US$ 0.7/t) and premiums/discounts and commercial conditions (US$ -2.0/t). 2 Adjustment as a result of provisional prices booked in 4Q24 at US$ 100.8/t. 3 Difference between the weighted average of the prices provisionally set at the end of 1Q25 at US$ 101.8/t based on forward curves and US$ 103.6/t from the 1Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes.

Costs and expenses

Iron ore fines and pellets all-in costs (cash cost break-even landed in China)

US$/t	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
C1 cash cost, incl. third-party purchase costs¹	24.7	27.5	-10%	21.4	15%
C1 cash cost, ex-third-party purchase costs	21.0	23.5	-11%	18.8	12%
Third-party purchases cost adjustments	3.7	4.0	-8%	2.6	42%
Freight cost²	18.6	19.3	-4%	20.0	-7%
Distribution cost	4.0	2.4	67%	2.7	48%
Expenses³ & royalties	4.4	6.7	-34%	5.8	-24%
Moisture adjustment	4.5	4.9	-8%	4.1	10%
Iron ore fines quality adjustment	1.3	1.6	-19%	(1.0)	n.a.
Iron ore fines all-in costs (US$/dmt)	57.5	62.4	-8%	53.1	8%
Pellet business contribution	(3.1)	(3.8)	-18%	(3.6)	-14%
Iron ore fines and pellets all-in costs (US$/dmt)	54.4	58.6	-7%	49.5	10%
Sustaining investments (fines and pellets)	9.5	11.2	-15%	9.7	-2%
Iron ore fines and pellets all-in costs⁴ (US$/dmt)	63.9	69.9	-9%	59.1	8%
[1] Ex-ROM, ex-royalties and FOB (US$/t). [2] Ex-bunker oil hedge. [3] Net of depreciation and associates and JV’s EBITDA. Including stoppage expenses. [4] Includes sustaining.

Iron ore fines C1 production costs

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
C1 production costs, ex-third-party purchase costs	23.1	24.9	-7%	17.9	29%
C1 cash cost, ex-third-party purchase costs	21.0	23.5	-11%	18.8	12%

The C1 cash cost, excluding third-party purchases, reached US$ 21.0/t in Q1, US$ 2.5/t lower y/y despite inflationary impacts.

The reduction was mainly driven by: (i) the positive impact of the BRL depreciation, and (ii) the benefit of consuming inventories with sequentially lower costs from previous quarters, creating a positive inventory turnover effect. These gains were partially offset by (i) higher material costs, driven by inflation and higher trucks' utilization for waste movement in the Northern System due to higher rainfall and (ii) lower fixed cost dilution driven by lower production volumes.

Vale remains highly confident in achieving its C1 cash cost guidance for 2025, excluding third-party purchases (US$ 20.5−22.0/t).

C1 cash cost, excluding third-party purchase costs - US$/t, 1Q25 vs. 1Q24

1 Including personal, services, maintenance, demurrage, diesel, energy and others.

Vale's maritime freight cost averaged US$ 18.6/t, US$ 1.4/t lower q/q, mainly as a result of seasonal lower exposure to spot freight rates (US$ 0.7/t lower q/q) and lower spot freight rates (US$ 0.6/t lower q/q). CFR sales totaled 50.9 Mt in Q1, representing 90% of total iron ore fines sales.

Pellets

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Net revenues	1,055	1,585	-33%	1,440	-27%
Cash costs¹	(559)	(739)	-24%	(729)	-23%
Pre-operational & stoppage expenses	(2)	(5)	-60%	(2)	0%
Expenses²	2	5	-60%	(4)	n.a.
Leased pelletizing plants EBITDA	40	36	11%	65	-38%
EBITDA	536	882	-39%	770	-30%
Iron ore pellets realized price (CFR/FOB, S$/t)	140.8	171.9	-18%	143.0	-2%
Cash costs¹ per ton (US$/t)	74.6	80.1	-7%	72.4	3%
EBITDA per ton (US$/t)	71.5	96.0	-25%	76.5	-6%
[1] Including iron ore, leasing, freight, overhead, energy and others. [2] Including selling, R&D and others.

Pellets sales reached 7.5 Mt, 26% lower q/q and 19% lower y/y, driven by lower pellet feed availability, impacted by maintenance in Itabira and higher rainfall levels in the Northern System.

The average realized iron ore pellets price was US$ 140.8/t, US$ 2.2/t lower q/q, mainly impacted by lower quarterly contractual premiums.

Pellets’ cash costs per ton were 3% higher q/q, totaling US$ 74.6/t, mainly as a result of lower fixed cost dilution. FOB sales represented 55% of total sales.

– 12 –

Highlights

US$ million	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Net Revenues	1,744	1,434	22%	1,973	-12%
Costs¹	(1,284)	(1,137)	13%	(1,419)	-10%
SG&A and Other expenses¹ ²	102	6	1600%	64	59%
Pre-operating and stoppage expenses¹	(2)	(1)	100%	(21)	-90%
R&D expenses	(32)	(51)	-37%	(79)	-59%
EBITDA from associates and JVs³	26	6	333%	23	13%
Adjusted EBITDA²	554	257	116%	541	2%
Depreciation and amortization	(207)	(223)	-7%	(256)	-19%
Adjusted EBIT	346	34	918%	285	21%
[1] Net of depreciation and amortization. [2] Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market price. [3] Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JVs, reflecting VBM's ownership of 33.9% in PTVI.

Adjusted EBITDA

US$ million	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Copper	546	284	92%	526	4%
Nickel	41	17	141%	55	-25%
Others	(33)	(44)	-25%	(40)	-18%
Total	554	257	116%	541	2%

EBITDA increased by 116% y/y, mainly driven by the strong performance of the Copper business.

In Copper, EBITDA increased by 92% y/y, positively impacted by higher realized copper prices (US$ 73 million) and stronger by-product revenues (US$ 109 million).

In Nickel, EBITDA increased by US$ 24 million, benefiting from lower external feed costs due to the impact of LME prices in refineries operations, alongside the Onça Puma resumption after the furnace rebuild, driving costs lower. These effects were partially offset by the reduction in the average realized price of nickel and higher cost due to PTVI divestment.

EBITDA variation – US$ million (1Q25 vs. 1Q24)

1 Includes an adjustment of US$ 167 million in 1Q25 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027.
² Includes variations of (i) US$ 96 million in PPA, (iii) US$ 20 million in realized prices for copper and nickel and (iii) US$ 93 million in realized prices for by-products. ³ Includes variations of (i) US$ 71 million in lower costs of external feed due to the impact of LME prices in Refineries operation and, (ii) US$ 14 million in costs improvements from the resumption operation in Onça Puma after furnace rebuild, partially offset by (i) US$ 26 million in inventory turnover effects and (ii) US$ 9 million in higher energy costs. ⁴ Including a variation of US$ 28 million in by-products volumes.

Copper

US$ million (unless otherwise stated)	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
LME copper price (US$/t)	9,340	8,438	11%	9,193	2%
Average realized copper price (US$/t)	8,891	7,687	16%	9,187	-3%
Volume sold – copper (kt)	61	56	9%	74	-18%
Net Revenues	900	639	41%	964	-7%
Costs¹	(339)	(329)	3%	(387)	-12%
Selling and other expenses¹	(4)	(3)	33%	(13)	-69%
Pre-operating and stoppage expenses¹	(1)	–	n.a.	(1)	0%
R&D expenses	(10)	(23)	-57%	(37)	-73%
Adjusted EBITDA	546	284	92%	526	4%
Depreciation and amortization	(34)	(40)	-15%	(42)	-19%
Adjusted EBIT	512	244	110%	484	6%
[1] Net of depreciation and amortization

Adjusted EBITDA

US$ million	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Salobo	404	261	55%	513	-21%
Sossego	80	17	371%	123	-35%
Other¹	62	6	933%	(110)	n.a.
Total	546	284	92%	526	4%
[1] Includes R&D expenses and the unrealized provisional price adjustments.

Revenues

Net revenues increased by 41% y/y, mainly due to higher realized copper prices, as well as higher by-products revenues. The higher by-product revenue resulted from higher gold prices (US$ 82 million) and the increase in gold volumes sold in copper concentrates (US$ 22 million).

The average realized copper price was up 16% y/y as a result of higher average LME copper price and lower TC/RC discounts, reflecting a tight concentrates market. Sequentially, the average realized copper price was 3% lower due to final price adjustments.

Average realized copper price 1Q25 – US$/t

Note: Vale’s copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments).

1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products.

Costs & Expenses

All-in costs (EBITDA breakeven)

US$/t	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
COGS	5,574	5,829	-4%	5,205	7%
By-product revenues	(4,760)	(3,207)	48%	(4,721)	1%
COGS after by-product revenues	814	2,622	-69%	484	68%
Other expenses¹	113	149	-24%	145	-22%
Total costs	926	2,771	-67%	629	47%
TC/RCs, penalties, premiums and discounts	286	522	-45%	468	-39%
EBITDA breakeven² ³	1,212	3,293	-63%	1,098	10%
[1] Includes sales expenses, R&D associated with Salobo and Sossego, pre-operating and stoppage expenses and other expenses. [2] Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 4,477/t in 1Q25. [3] The realized price to be compared to the EBITDA break-even should be the copper realized price before discounts (US$ 9,518/t), given that TC/RCs, penalties, and other discounts are already part of the EBITDA break-even build-up.

All-in costs decreased by 63% y/y, driven by (i) higher by-products revenues, (ii) lower unit costs, and (iii) lower TC/RCs, and other discounts.

Unit COGS decreased by 4% y/y mainly driven by higher fixed cost dilution at Salobo and Sossego.

Unit COGS, net of by-products, decreased by 69% y/y mainly reflecting the positive impact of by-products revenues at both Salobo and Sossego, following strong gold prices.

Unit COGS, net of by-products, by operation

US$/t	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Salobo	–	1,738	n.a.	(269)	n.a.
Sossego	3,473	5,844	-41%	2,683	29%

Unit expenses were 24% lower y/y, mainly as a result of lower R&D expenditures.

Nickel

US$ million (unless otherwise stated)	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
LME nickel price	15,571	16,589	-6%	16,038	-3%
Average realized nickel price	16,106	16,848	-4%	16,163	0%
Volume sold – nickel (kt)	39	33	18%	47	-17%
Volume sold - copper (kt)	21	20	5%	25	-16%
Net Revenues	969	836	16%	1,067	-9%
Costs¹	(907)	(773)	17%	(974)	-7%
Selling and other expenses¹	(21)	(24)	-13%	(6)	250%
Pre-operating and stoppage expenses¹	(1)	(1)	0%	(21)	-95%
R&D expenses²	(22)	(21)	5%	(35)	-37%
EBITDA from associates and JVs³	23	–	n.a.	24	-4%
Adjusted EBITDA	41	17	141%	55	-25%
Depreciation and amortization	(81)	(184)	-11%	(201)	-19%
Adjusted EBIT	(122)	(167)	-27%	(146)	-16%
[1] Net of depreciation and amortization. ² Includes R&D expenses not related to current operations (1Q25: US$ 7 million; 1Q24: US$ 3 million; and 4Q24: US$ 4 million). ³ Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JVs, reflecting VBM's ownership of 33.9% in PTVI. Historical figures were not restated.

Adjusted EBITDA

US$ million	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Sudbury¹ ²	4	63	-94%	54	-93%
Voisey’s Bay & Long Harbour²	(50)	(34)	47%	(45)	11%
Standalone Refineries³	24	(6)	n.a.	23	4%
Onça Puma	19	(46)	n.a.	30	-37%
PTVI (historical)	–	58	n.a.	-	0%
Others² ⁴	44	(18)	n.a.	(7)	n.a.
Total	41	17	141%	55	-25%
[1] Includes the Thompson operations. [2] Restated from historical figures. [3] Comprises the sales results for Clydach and Matsusaka refineries. [4] Includes intercompany eliminations, provisional price adjustments and inventories adjustments. Includes proportionate EBITDA from PTVI, starting from 3Q24. Historical figures include the consolidated results from PTVI.

Revenues

Revenues increased by 16% y/y, mainly as a result of stronger nickel sales volumes.

The average realized nickel price was US$ 16,106/t, down 4% y/y, mainly due to a 6% lower LME nickel average prices. On a sequential basis, the realized nickel price was stable as higher realized premiums offset the 3% decrease in LME prices.

In 1Q25, the average realized nickel price was 3% higher than the LME average, mainly due to the 73% share of Upper-Class I products in North Atlantic’ mix, with an overall positive impact on premiums of US$ 535/t.

Average realized nickel price 1Q25 – US$/t

Costs & Expenses

All-in costs (EBITDA breakeven)

US$/t	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
COGS ex-external feed, PTVI-adjusted	27,957	29,788	-6%	24,679	13%
COGS¹	23,277	22,291	4%	20,670	13%
By-product revenues¹	(7,383)	(8,304)	-11%	(7,269)	2%
COGS after by-product revenues	15,894	13,987	14%	13,401	19%
Other expenses²	962	1,306	-26%	1,215	-21%
EBITDA from associates & JVs³	(590)	–	n.a.	(509)	16%
Total Costs	16,265	15,293	6%	14,107	15%
Nickel average aggregate (premium) discount	(535)	(515)	4%	(226)	137%
EBITDA breakeven⁴	15,730	14,778	6%	13,881	13%
EBITDA breakeven, PTVI-adjusted⁵	15,730	16,316	-4%	13,881	13%
[1] Excluding marketing activities. [2] Includes R&D associated with current nickel operations, sales expenses and pre-operating & stoppage. [3] Starting from 3Q24, it includes the proportionate results from PTVI (33.9% owned by VBM). [4] Considering only the cash effect of streaming transactions, nickel operations EBITDA break-even would increase to US$ 16,202/t in 1Q25. [5] Previous periods adjusted to reflect the deconsolidation of PTVI.

All-in costs increased by 6% y/y, mainly driven by PTVI’s deconsolidation.

All-in costs, PTVI-adjusted, decreased by 8% y/y, primarily driven by lower unit COGS.

Unit COGS, excluding external feed purchases, decreased by 6% y/y, mainly driven by higher fixed cost dilution.

Unit COGS increased by 4% y/y and 13% q/q due to PTVI deconsolidation, partially offset by lower acquisition costs for external feed, due to lower LME prices.

Unit by-product revenues were 11% lower y/y, mainly driven by sales volume dilution.

Unit COGS, net of by-products, by operation

US$/t	1Q25	1Q24	∆ y/y	4Q24	∆ q/q
Sudbury¹ ²	14,791	10,638	39%	11,853	25%
Voisey’s Bay & Long Harbour²	20,386	21,323	-4%	20,678	-1%
Standalone refineries² ³	13,676	18,617	-27%	15,433	-11%
Onça Puma	9,683	–	n.a.	8,106	19%

¹ Sudbury costs include Thompson costs. ² A large portion of Sudbury, Clydach, Matsusaka and Long Harbour finished nickel production is derived from intercompany transfers, as well as from the purchase of ore or nickel intermediates from third parties. These transactions are valued at fair market value. ³ Comprises the unit COGS for Clydach and Matsusaka refineries.

Expenses were stable y/y, with unit expenses decreasing due to higher volumes.

– 17 –

Except where otherwise indicated, the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Vale Manganês S.A., Minerações Brasileiras Reunidas S.A., Vale Base Metals Ltd, Salobo Metais S.A, Tecnored Desenvolvimento Tecnológico S.A., Aliança Geração de Energia S.A., Vale Holdings B.V, Vale Canada Limited, Vale International S.A., Vale Malaysia Minerals Sdn. Bhd. and Vale Oman Pelletizing Company LLC.

This press release may include statements about Vale’s current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as ”anticipate,” ”believe,” ”could,” ”expect,” ”should,” ”plan,” ”intend,” ”estimate” “will” and ”potential,” among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort.

Annex 1: Detailed Financial Information

Simplified financial statements

Income Statement
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Net operating revenue	8,119	8,459	-4%	10,124	-20%
Cost of goods sold and services rendered	(5,451)	(5,367)	2%	(6,268)	-13%
Gross profit	2,668	3,092	-14%	3,856	-31%
Gross margin (%)	32.9	36.6	-3.7 p.p.	38.1	-5.2 p.p.
Selling and administrative expenses	(145)	(140)	4%	(206)	-30%
Research and development	(123)	(156)	-21%	(253)	-51%
Pre-operating and operational stoppage expenses	(90)	(92)	-2%	(131)	-31%
Other operational expenses, net	(258)	(250)	3%	(629)	-59%
Impairment reversal (impairment and disposals) of non-current assets, net	(253)	(6)	4117%	(1,847)	-86%
Operating income	1,799	2,448	-27%	790	128%
Financial income	116	109	6%	106	9%
Financial expenses	(382)	(339)	13%	(396)	-4%
Other financial items, net	451	(207)	n.a.	(1,470)	n.a.
Equity results and other results in associates and joint ventures	59	124	-52%	69	-14%
Income (loss) before income taxes	2,043	2,135	-4%	(901)	n.a.
Current tax	(186)	(734)	-75%	(315)	-41%
Deferred tax	(461)	286	n.a.	344	n.a.
Net income (loss)	1,396	1,687	-17%	(872)	n.a.
Net income (loss) attributable to noncontrolling interests	2	8	-75%	(178)	n.a.
Net income (loss) attributable to Vale's shareholders	1,394	1,679	-17%	(694)	n.a.
Earnings per share (attributable to the Company's shareholders - US$):
Basic and diluted earnings per share (attributable to the Company's shareholders - US$)	0.33	0.39	-15%	(0.16)	n.a.

Equity income (loss) by business segment

US$ million	1Q25%		1Q24%		Δ y/y	4Q24%		Δ q/q
Iron Ore Solutions	33	122%	58	89%	-43%	80	186%	-59%
Energy Transition Metals	1	4%	–	0%	n.a.	(34)	-79%	n.a.
Others	(7)	-26%	7	11%	n.a.	(3)	-7%	133%
Total	27	100%	65	100%	-58%	43	100%	-37%

Balance sheet
US$ million	3/31/2025	3/31/2024	Δ y/y	12/31/2024	Δ q/q
Assets
Current assets	14,687	17,528	-16%	13,481	9%
Cash and cash equivalents	3,955	3,790	4%	4,953	-20%
Short term investments	43	44	-2%	53	-19%
Accounts receivable	2,144	2,233	-4%	2,358	-9%
Other financial assets	277	420	-34%	53	423%
Inventories	4,919	5,195	-5%	4,605	7%
Recoverable taxes	1,093	840	30%	1,100	-1%
Judicial deposits	–	672	n.a.	–	0%
Other	362	364	-1%	359	1%
Non-current assets held for sale	1,894	3,970	-52%	–	100%
Non-current assets	12,003	13,446	-11%	11,626	3%
Judicial deposits	580	669	-13%	537	8%
Other financial assets	262	336	-22%	231	13%
Recoverable taxes	1,381	1,384	0%	1,297	6%
Deferred income taxes	8,309	9,699	-14%	8,244	1%
Other	1,471	1,358	8%	1,317	12%
Fixed assets	56,740	60,703	-7%	55,045	3%
Total assets	83,430	91,677	-9%	80,152	4%
Liabilities
Current liabilities	13,234	15,676	-16%	13,090	1%
Suppliers and contractors	4,403	5,546	-21%	4,234	4%
Loans, borrowings and leases	608	1,286	-53%	1,020	-40%
Leases	176	192	-8%	147	20%
Other financial liabilities	1,365	1,708	-20%	1,543	-12%
Taxes payable	651	1,698	-62%	574	13%
Settlement program ("REFIS")	386	492	-22%	353	9%
Provisions for litigation	156	117	33%	119	31%
Employee benefits	664	602	10%	1,012	-34%
Liabilities related to associates and joint ventures	1,929	923	109%	1,844	5%
Liabilities related to Brumadinho	876	1,063	-18%	714	23%
Decharacterization of dams and asset retirement obligations	937	1,045	-10%	833	12%
Dividends payable	–	–	0%	330	n.a.
Other	385	464	-17%	367	5%
Liabilities associated with non-current assets held for sale	698	540	29%	–	100%
Non-current liabilities	33,834	36,988	-9%	32,534	4%
Loans, borrowings and leases	14,807	11,962	24%	13,772	8%
Leases	605	1,234	-51%	566	7%
Participative shareholders' debentures	2,350	2,621	-10%	2,217	6%
Other financial liabilities	2,227	3,043	-27%	2,347	-5%
Settlement program (REFIS)	1,005	1,515	-34%	1,007	0%
Deferred income taxes	175	848	-79%	445	-61%
Provisions for litigation	948	885	7%	894	6%
Employee benefits	1,155	1,288	-10%	1,118	3%
Liabilities related to associates and joint ventures	1,908	3,267	-42%	1,819	5%
Liabilities related to Brumadinho	1,256	1,831	-31%	1,256	0%
Decharacterization of dams and asset retirement obligations	5,164	6,261	-18%	4,930	5%
Streaming transactions	1,928	1,956	-1%	1,882	2%
Others	306	277	10%	281	9%
Total liabilities	47,068	52,664	-11%	45,624	3%
Shareholders' equity	36,362	39,013	-7%	34,528	5%
Total liabilities and shareholders' equity	83,430	91,677	-9%	80,152	4%

Cash flow
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Cash flow from operations	2,534	4,479	-43%	4,065	-38%
Interest on loans and borrowings paid	(240)	(186)	29%	(224)	7%
Cash received (paid) on settlement of derivatives, net	134	43	212%	(83)	n.a.
Payments related to Brumadinho	(84)	(135)	-38%	(321)	-74%
Payments related to decharacterization of dams	(79)	(119)	-34%	(128)	-38%
Interest on participative shareholders debentures paid	–	–	0%	(94)	n.a.
Income taxes (including settlement program) paid	(596)	(506)	18%	(416)	43%
Net cash generated by operating activities	1,669	3,576	-53%	2,779	-40%
Cash flow from investing activities
Short-term investment	26	(44)	n.a.	(136)	n.a.
Acquisition of property, plant and equipment and intangible assets	(1,255)	(1,395)	-10%	(2,213)	-43%
Advanced payment related to renegotiation of railway concession contracts	–	–	0%	(656)	n.a.
Payments related to Samarco dam failure	(162)	(86)	88%	(504)	-68%
Dividends received from joint ventures and associates	19	3	533%	27	-30%
Cash received (paid) from disposal and acquisition of investments, net	–	–	0%	(30)	n.a.
Other investment activities, net	1	3	-67%	(136)	n.a.
Net cash used in investing activities	(1,371)	(1,519)	-10%	(3,648)	-62%
Cash flow from financing activities
Loans and financing:
Loans and borrowings from third parties	1,611	870	85%	1,933	-17%
Payments of loans and borrowings from third parties	(940)	(62)	n.a.	(429)	119%
Payments of leasing	(30)	(41)	-27%	(69)	-57%
Payments to shareholders:
Dividends and interest on capital paid to Vale's shareholders	(1,979)	(2,328)	-15%	–	n.a.
Dividends and interest on capital paid to noncontrolling interest	–	–	0%	–	0%
Share buyback program	–	(275)	n.a.	–	0%
Net cash used in financing activities	(1,338)	(1,836)	-27%	1,435	n.a.
Net increase (decrease) in cash and cash equivalents	(1,040)	221	n.a.	586	n.a.
Cash and cash equivalents in the beginning of the period	4,953	3,609	37%	4,596	8%
Effect of exchange rate changes on cash and cash equivalents	145	(40)	n.a.	(229)	n.a.
Effect of transfer the Energy Assets to non-current assets held for sale	(115)	–	n.a.	–	n.a.
Cash and cash equivalents from subsidiaries acquired, net	12	–	n.a.	–	n.a.
Cash and cash equivalents at the end of period	3,955	3,790	4%	4,953	-20%
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	4	5	-20%	12	-67%
Cash flow from operating activities
Income before income taxes	2,043	2,135	-4%	(901)	n.a.
Adjusted for:
Review of estimates related to the provision of Brumadinho	39	(6)	n.a.	88	-56%
Review of estimates related to the provision of decharacterization of dams	(9)	(61)	-85%	(75)	-88%
Equity results and other results in associates and joint ventures	(59)	(124)	-52%	(69)	-14%
Impairment and gains (losses) on disposal of non-current assets, net	253	6	n.a.	1,847	-86%
Depreciation, depletion and amortization	704	714	-1%	802	-12%
Financial results, net	(185)	437	n.a.	1,760	n.a.
Change in assets and liabilities
Accounts receivable	316	1,935	-84%	572	-45%
Inventories	(239)	(626)	-62%	57	n.a.
Suppliers and contractors	(21)	378	n.a.	(681)	-97%
Other assets and liabilities, net	(308)	(309)	0%	665	n.a.
Cash flow from operations	2,534	4,479	-43%	4,065	-38%

Reconciliation of IFRS and “non-GAAP” information

(a) Adjusted EBIT
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Net operating revenues	8,119	8,459	-4%	10,124	-20%
COGS	(5,451)	(5,367)	2%	(6,268)	-13%
Sales and administrative expenses	(145)	(140)	4%	(206)	-30%
Research and development expenses	(123)	(156)	-21%	(253)	-51%
Pre-operating and stoppage expenses	(90)	(92)	-2%	(131)	-31%
Brumadinho event and dam decharacterization of dams	(97)	(41)	137%	(111)	-13%
Other operational expenses, net[1]	6	(142)	n.a.	(405)	n.a.
EBITDA from associates and JVs	192	203	-5%	242	-21%
Adjusted EBIT	2,411	2,724	-11%	2,992	-19%
¹ Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market prices.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation, depletion and amortization. The definition of Adjusted EBITDA for the Company is the operating income or loss plus EBITDA associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment and disposals) of non-current assets. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position.

The definition of Adjusted EBIT is Adjusted EBITDA plus depreciation, depletion and amortization.

Reconciliation between adjusted EBITDA and operational cash flow
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Adjusted EBITDA	3,115	3,438	-9%	3,794	-18%
Working capital:
Accounts receivable	316	1,935	-84%	572	-45%
Inventories	(239)	(626)	-62%	57	n.a.
Suppliers and contractors	(21)	378	n.a.	(681)	-97%
Review of estimates related to the provision of Brumadinho	39	(6)	n.a.	88	-56%
Review of estimates related to the provision of decharacterization of dams	(9)	(61)	-85%	(75)	-88%
Others	(667)	(579)	15%	310	n.a.
Cash flow	2,534	4,479	-43%	4,065	-38%
Income taxes paid (including settlement program)	(596)	(506)	18%	(416)	43%
Interest on loans and borrowings paid	(240)	(186)	29%	(224)	7%
Payments related to Brumadinho event	(84)	(135)	-38%	(321)	-74%
Payments related to decharacterization of dams	(79)	(119)	-34%	(128)	-38%
Interest on participative shareholders' debentures paid	–	–	0%	(94)	-100%
Cash received on settlement of Derivatives, net	134	43	212%	(83)	n.a.
Net cash generated by operating activities	1,669	3,576	-53%	2,799	-40%

Reconciliation between adjusted EBITDA and net income (loss)
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Adjusted EBITDA	3,115	3,438	-9%	3,794	-18%
Depreciation, depletion and amortization	(704)	(714)	-1%	(802)	-12%
EBITDA from associates and joint ventures	(192)	(203)	-5%	(242)	-21%
Impairment reversal (impairment) and results on disposals of non-current assets, net¹	(420)	(73)	475%	(1,960)	-79%
Operating income	1,799	2,448	-27%	790	128%
Financial results	185	(437)	n.a.	(1,760)	n.a.
Equity results and other results in associates and joint ventures	59	124	-52%	69	-14%
Income taxes	(647)	(448)	44%	29	n.a.
Net income (loss)	1,396	1,687	-17%	(872)	n.a.
Net income (loss) attributable to noncontrolling interests	2	8	-75%	(178)	n.a.
Net income (loss) attributable to Vale's shareholders	1,394	1,679	-17%	(694)	n.a.
¹ Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market prices.

(c) Net debt
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Gross debt	15,415	13,248	16%	14,792	4%
Leases	781	1,426	-45%	713	10%
Cash and cash equivalents	(3,998)	(4,569)	-12%	(5,006)	-20%
Net debt	12,198	10,105	21%	10,499	16%

(d) Gross debt / LTM Adjusted EBITDA
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Gross debt and leases / LTM Adjusted EBITDA (x)	1.1	0.8	38%	1.0	10%
Gross debt and leases / LTM operational cash flow (x)	0.8	0.9	-11%	0.8	0%

(e) LTM Adjusted EBITDA / LTM interest payments
US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Adjusted LTM EBITDA / LTM gross interest (x)	16.5	24.3	-32%	17.9	-8%
LTM adjusted EBITDA / LTM interest payments (x)	15.7	23.5	-33%	17.1	-8%

(f) US dollar exchange rates
R$/US$	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Average	5.8522	4.9515	18%	5.8369	0%
End of period	5.7422	4.9962	15%	6.1923	-7%

Revenues and volumes

Net operating revenue by business area

US$ million	1Q25%		1Q24%		Δ y/y	4Q24%		Δ q/q
Iron Ore Solutions	6,375	79%	7,025	83%	-9%	8,151	81%	-22%
Fines	5,154	63%	5,292	63%	-3%	6,503	64%	-21%
ROM	29	0%	27	0%	7%	18	0%	61%
Pellets	1,055	13%	1,585	19%	-33%	1,440	14%	-27%
Others	137	2%	121	1%	13%	190	2%	-28%
Energy Transition Metals	1,744	21%	1,434	17%	22%	1,973	19%	-12%
Nickel	623	8%	558	7%	12%	762	8%	-18%
Copper	709	9%	587	7%	21%	885	9%	-20%
PGMs	66	1%	68	1%	-3%	83	1%	-20%
Gold as by-product¹	140	2%	137	2%	2%	258	3%	-46%
Silver as by-product	18	0%	10	0%	80%	17	0%	6%
Cobalt¹	18	0%	10	0%	80%	13	0%	38%
Others²	170	2%	63	1%	170%	(46)	0%	n.a.
Others	–	0%	–	0%	0%	–	0%	0%
Total	8,119	100%	8,459	100%	-4%	10,124	100%	-20%
¹ Includes adjustment of US$ 167 million in 1Q25, US$ 113 million in 4Q24 and US$ 67 million in 1Q24 to reflect the performance of the streaming transactions at market prices. ² Includes marketing activities.

Net operating revenue by destination

US$ million	1Q25%		1Q24%		Δ y/y	4Q24%		Δ q/q
North America	417	5%	427	5%	-2%	392	4%	6%
USA	297	4%	243	3%	22%	287	3%	3%
Canada	120	1%	184	2%	-35%	105	1%	14%
South America	863	11%	1,128	13%	-23%	897	9%	-4%
Brazil	814	10%	1,006	12%	-19%	794	8%	3%
Others	49	1%	122	1%	-60%	103	1%	-52%
Asia	5,113	63%	5,169	61%	-1%	6,863	68%	-25%
China	3,886	48%	3,890	46%	0%	5,403	53%	-28%
Japan	517	6%	682	8%	-24%	709	7%	-27%
South Korea	237	3%	206	2%	15%	303	3%	-22%
Others	473	6%	391	5%	21%	448	4%	6%
Europe	1,274	16%	1,009	12%	26%	1,256	12%	1%
Germany	463	6%	326	4%	42%	442	4%	5%
Italy	99	1%	19	0%	421%	90	1%	10%
Others	712	9%	664	8%	7%	724	7%	-2%
Middle East	208	3%	266	3%	-22%	366	4%	-22%
Rest of the World	244	3%	460	5%	-47%	350	3%	-30%
Total	8,119	100%	8,459	100%	-4%	10,124	100%	-20%

Operating Expenses

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
SG&A	145	140	4%	206	-30%
Administrative	123	120	2%	181	-32%
Personnel	52	56	-7%	88	-41%
Services	23	32	-28%	40	-43%
Depreciation	24	10	140%	23	4%
Others	24	22	9%	30	-20%
Selling	22	20	10%	25	-12%
R&D	123	156	-21%	253	-51%
Pre-operating and stoppage expenses	90	92	-2%	131	-31%
Expenses related to Brumadinho and decharacterization of dams	97	41	137%	111	-13%
Other operating expenses	161	209	-23%	518	-69%
Total operating expenses	616	638	-3%	1,219	-49%
Depreciation	43	36	19%	52	-17%
Operating expenses, ex-depreciation	573	602	-5%	1,167	-51%

Other operating expenses – breakdown by segment

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Iron Ore Solutions	(8)	30	n.a.	15	n.a.
Fines	(11)	35	n.a.	14	n.a.
Pellets	(2)	(7)	-71%	(1)	100%
Other ferrous	5	2	150%	2	150%
Energy Transition Metals	32	22	45%	19	68%
Nickel	14	19	-26%	(3)	n.a.
Copper	4	3	33%	13	-69%
Others	14	–	n.a.	9	56%
Others	137	157	-13%	484	-72%
TOTAL - Other operating expenses	161	209	-23%	518	-69%

Financial results

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Financial expenses, of which:	(382)	(339)	13%	(396)	-4%
Gross interest	(224)	(171)	31%	(237)	-5%
Capitalization of interest	4	5	-20%	12	-67%
Others	(144)	(145)	-1%	(152)	-5%
Financial expenses (REFIS)	(18)	(28)	-36%	(19)	-5%
Financial income	116	109	6%	106	9%
Shareholder Debentures	38	164	-77%	(190)	n.a.
Derivatives¹	765	2	n.a.	(804)	n.a.
Currency and interest rate swaps	764	(14)	n.a.	(787)	n.a.
Others (commodities, etc)	1	16	-94%	(17)	n.a.
Foreign exchange	(37)	(28)	32%	(111)	-67%
Monetary variation	(315)	(345)	-9%	(365)	-14%
Foreign exchange and monetary variation	(352)	(373)	-6%	(476)	-26%
Financial result, net	185	(437)	n.a.	(1,760)	n.a.
¹ The cash effect of the derivatives was a gain of US$ 134 million in 1Q25.

Sustaining Investments by type

US$ million	Iron Ore Solutions	Energy Transition Metals	Energy and others	Total
Enhancement of operations	377	122	–	499
Replacement projects	6	57	–	63
Filtration and dry stacking projects	46	–	–	46
Dam management	20	10	–	30
Other investments in dams and waste dumps	33	12	–	45
Health and safety	54	13	1	68
Social investments and environmental protection	50	3	–	53
Administrative & others	39	9	10	58
Total	625	226	11	862

Annex 2: Segment information

Segment results 1Q25
US$ million	Net operating revenues	Cost¹	SG&A and others¹	R&D¹	Pre operating & stoppage¹	Associates and JVs EBITDA	Adjusted EBITDA
Iron Ore Solutions	6,375	(3,506)	(25)	(54)	(69)	166	2,887
Fines	5,154	(2,810)	(4)	(45)	(58)	96	2,333
Pellets	1,055	(559)	3	(1)	(2)	40	536
Other ferrous	166	(137)	(24)	(8)	(9)	30	18
Energy Transition Metals	1,744	(1,284)	102	(32)	(2)	26	554
Nickel²	969	(907)	(21)	(22)	(1)	23	41
Sudbury	507	(490)	(3)	(10)	–	–	4
Voisey’s Bay & Long Harbour	213	(257)	(1)	(5)	–	–	(50)
Standalone Refineries	217	(193)	–	–	–	–	24
Onça Puma	75	(53)	(2)	–	(1)	–	19
Other³	(43)	86	(15)	(7)	–	23	44
Copper⁴	900	(339)	(4)	(10)	(1)	–	546
Salobo	665	(257)	(3)	–	(1)	-	404
Sossego	165	(82)	–	(3)	–	–	80
Other	70	–	(1)	(7)	–	–	62
Others⁵	(125)	(38)	127	–	–	3	(33)
Brumadinho and decharacterization of dams	–	–	(97)	–	–	–	(97)
Non-recurring expenses	–	–	–	–	–	–	–
Others⁶	–	–	(192)	(37)	–	–	(229)
Total	8,119	(4,790)	(212)	(123)	(71)	192	3,115
¹ Excluding depreciation, depletion and amortization. ² Including copper and by-products from our nickel operations. ³ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁴ Including by-products from our copper operations. ⁵ Includes adjustment of US$ 167 million in 1Q25 to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁶ Includes US$ 26 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 528 million in 1Q25.

Segment results 1Q24
US$ million	Net operating revenues	Cost¹	SG&A and others¹	R&D¹	Pre operating & stoppage¹	Associates and JVs EBITDA	Adjusted EBITDA
Iron Ore Solutions	7,025	(3,552)	(64)	(83)	(64)	197	3,459
Fines	5,292	(2,703)	(49)	(70)	(51)	88	2,507
Pellets	1,585	(739)	6	(1)	(5)	36	882
Other ferrous	148	(110)	(21)	(12)	(8)	73	70
Energy Transition Metals	1,434	(1,137)	6	(51)	(1)	6	257
Nickel²	836	(773)	(24)	(21)	(1)	–	17
Sudbury	477	(397)	(5)	(12)	–	–	63
Voisey’s Bay & Long Harbour	146	(172)	(4)	(4)	–	–	(34)
Standalone Refineries	228	(234)	–	–	–	–	(6)
Onça Puma	–	(40)	(4)	(1)	(1)	–	(46)
PTVI (historical)	230	(170)	–	(2)	–	–	58
Other	(245)	240	(11)	(2)	–	–	(18)
Copper[3]	639	(329)	(3)	(23)	–	–	284
Salobo	502	(238)	(2)	(2)	–	–	260
Sossego	112	(91)	(1)	(3)	–	–	17
Other	25	–	–	(18)	–	–	7
Others[4]	(41)	(35)	33	(7)	–	6	(44)
Brumadinho and decharacterization of dams	–	–	(41)	–	–	–	(41)
Non-recurring expenses	–	–	(24)	–	–	–	(24)
Others[5]	–	–	(190)	(22)	(1)	–	(213)
Total	8,459	(4,689)	(313)	(156)	(66)	203	3,438
¹ Excluding depreciation, depletion and amortization. ² Including copper and by-products from our nickel operations. ³ Including by-products from our copper operations. [4]Includes an adjustment of US$ 67 million increasing the adjusted EBITDA in 1Q24, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. [5] Includes US$ 47 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 1Q24. Considering the unallocated expenses, VBM’s EBITDA was US$ 210 million in 1Q24.

Segment information 4Q24
US$ million	Net operating revenues	Cost¹	SG&A and others¹	R&D¹	Pre operating & stoppage¹	Associates and JVs EBITDA	Adjusted EBITDA
Iron Ore Solutions	8,151	(4,099)	(54)	(127)	(80)	217	4,008
Fines	6,503	(3,216)	(24)	(110)	(75)	98	3,176
Pellets	1,440	(729)	(1)	(3)	(2)	65	770
Other ferrous	208	(154)	(29)	(14)	(3)	54	62
Energy Transition Metals	1,973	(1,419)	64	(79)	(21)	23	541
Nickel²	1,067	(974)	(6)	(35)	(21)	24	55
Sudbury	547	(479)	5	(19)	–	–	54
Voisey’s Bay & Long Harbour	195	(225)	(4)	(11)	–	–	(45)
Standalone Refineries	259	(236)	–	–	–	–	23
Onça Puma	83	(46)	(1)	–	(6)	–	30
Other³	(17)	12	(6)	(5)	(15)	24	(7)
Copper⁴	964	(387)	(13)	(37)	(1)	–	526
Salobo	809	(289)	(4)	(2)	(1)	–	513
Sossego	225	(98)	–	(4)	–	–	123
Other	(70)	–	(9)	(31)	–	–	(110)
Others⁵	(58)	(58)	83	(6)	–	(1)	(40)
Brumadinho and decharacterization of dams	–	–	(111)	–	–	–	(111)
Non-recurring expenses	–	–	(214)	–	–	–	(214)
Others⁶	–	–	(384)	(48)	–	2	(430)
Total	10,124	(5,517)	(700)	(253)	(102)	242	3,794
¹ Excluding depreciation, depletion and amortization. ² Including copper and by-products from our nickel operations. ³ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁴ Including by-products from our copper operations. ⁵ Includes an adjustment of US$ 113 million increasing the adjusted EBITDA in 4Q24, to reflect the performance of the streaming transactions at market prices, which will be made until the proceeds received on the streaming transactions are fully recognized in the adjusted EBITDA of the business. Based on the current projections for volumes and commodities prices, it will be fully realized by 2027. ⁶ Others EBITDA includes US$ 79 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 4Q24. Considering the unallocated expenses, VBM’s EBITDA was US$ 462 million in 4Q24.

Annex 3: Additional information by business segment

Iron Ore Solutions: Financial results detailed

Volumes, prices, premium and revenues breakdown

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Volume sold ('000 metric tons)
Fines¹	56,762	52,546	8%	69,912	-19%
IOCJ	4,596	9,400	-51%	9,287	-51%
BRBF	36,391	25,915	40%	43,890	-17%
Pellet feed - China (PFC1)²	3,809	2,536	50%	3,585	6%
Lump	1,679	1,809	-7%	1,535	9%
High-silica products	1,957	7,163⁴	-73%	852	130%
Other fines (60-62% Fe)	8,329	5,723⁴	46%	10,764	-23%
Pellets	7,493	9,225	-19%	10,067	-26%
ROM	1,886	2,056	-8%	1,216	55%
Total - Iron ore sales	66,141	63,827	4%	81,196	-19%
Share of premium products³ (%)	79%	74%		82%

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Average prices (US$/t)
Iron ore - 62% Fe price index	103.6	123.6	-16%	103.4	0%
Iron ore - 62% Fe low alumina index	103.3	124.0	-17%	103.9	-1%
Iron ore - 65% Fe index	117.1	135.7	-14%	118.3	-1%
Provisional price at the end of the quarter	101.8	102.0	0%	100.8	1%
Iron ore fines Vale's CFR reference (dmt)	102.2	111.9	-9%	101.2	1%
Iron ore fines realized price, CFR/FOB (wmt)	90.8	100.7	-10%	93.0	-2%
Iron ore pellets realized price, CFR/FOB (wmt)	140.8	171.9	-18%	143.0	-2%
Iron ore fines and pellets quality premium (US$/t)
Iron ore fines quality and premiums	(1.3)	(1.6)	-19%	1.0	-230%
Pellets business' weighted average contribution	3.1	3.8	-18%	3.6	-14%
All-in premium - Total	1.8	2.2	-18%	4.6	-61%
Net operating revenue by product (US$ million)
Fines	5,154	5,292	-3%	6,503	-21%
ROM	29	27	7%	18	61%
Pellets	1,055	1,585	-33%	1,440	-27%
Others	137	121	13%	190	-28%
Total	6,375	7,025	-9%	8,151	-22%
[1] Including third-party purchases. [2] Products concentrated in Chinese facilities. [3] Brazilian Blend Fines (BRBF), Carajás (IOCJ), pellets and pellet feed. [4] Restated from historical figures.

Volume sold by destination – Fines, pellets and ROM

‘000 metric tons	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Americas	8,887	9,785	-9%	8,773	1%
Brazil	8,160	8,762	-7%	7,453	9%
Others	727	1,023	-29%	1,320	-45%
Asia	50,438	46,872	8%	64,663	-22%
China	39,635	37,406	6%	52,404	-24%
Japan	4,834	5,065	-5%	6,270	-23%
Others	5,969	4,401	36%	5,989	0%
Europe	3,962	3,317	19%	3,362	18%
Germany	1,159	776	49%	1,121	3%
France	312	589	-47%	38	721%
Others	2,491	1,952	28%	2,203	13%
Middle East	1,302	1,407	-7%	2,208	-41%
Rest of the World	1,552	2,446	-37%	2,190	-29%
Total	66,141	63,827	4%	81,196	-19%

Iron ore fines pricing

Pricing system breakdown (%)

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Lagged	14	14	0%	14	0%
Current	61	61	0%	58	5%
Provisional	25	25	0%	28	-11%
Total	100	100	0%	100	0%

Price realization

US$/t	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Average reference price (dmt)	103.6	123.6	-16%	103.4	0%
Quality and premiuns¹	(1.3)	(1.6)	-19%	1.0	-230%
Impact of pricing system adjustments	(0.3)	(10.1)	-97%	(3.1)	-90%
Provisional prices in prior quarter²	0.7	(3.9)	-118%	(1.9)	-137%
Lagged prices	(0.4)	–	n.a	(0.3)	33%
Current prices	(0.1)	(0.9)	-89%	(0.2)	-50%
Provisional prices in current quarter³	(0.5)	(5.3)	-91%	(0.7)	-29%
CFR reference (dmt)	102.2	111.9	-9%	101.2	1%
Adjustments for FOB sales⁴	(3.1)	(1.8)	72%	(0.3)	933%
Moisture	(8.3)	(9.4)	-12%	(7.8)	6%
Vale realized price (wmt)⁵	90.8	100.7	-10%	93.0	-2%
[1] Includes quality (US$ 0.7/t) and premiums/discounts and commercial conditions (US$ -2.0/t). [2] Adjustment as a result of provisional prices booked in 4Q24 at US$ 100.8/t. [3] Difference between the weighted average of the prices provisionally set at the end of 1Q25 at US$ 101.8/t based on forward curves and US$ 103.6/t from the 1Q25 average reference price. [4] Includes freight pricing mechanisms of CFR sales freight recognition. [5] Vale’s price is net of taxes.

Iron ore fines costs & expenses

COGS - 1Q25 vs. 1Q24

US$ million	1Q24	Volume	Exchange rate	Others	Total variation	1Q25
C1 cash costs	1,446	101	(138)	(8)	(45)	1,401
Freight	860	124	–	(38)	86	946
Distribution costs	128	10	–	86	96	224
Royalties & others	269	21	–	(51)	(30)	239
Total costs before depreciation and amortization	2,703	256	(138)	(11)	107	2,810
Depreciation	293	19	(35)	38	22	315
Total	2,996	275	(173)	27	129	3,125

Cash cost and freight

0		1Q25	1Q24	Δ y/y	4Q24	Δ q/q
0	C1 cash cost (US$ million)
0	C1 cash cost, including third-party purchase costs (A)	1,401	1,446	-3%	1,494	-6%
0	Third-party purchase cost adjustment¹ (B)	340	347	-2%	278	22%
0	C1 cash cost, ex-third-party purchase costs (C = A – B)	1,061	1,100	-4%	1,216	-13%
0	Sales volumes (Mt)
0	Volume sold² (D)	56.8	52.5	8%	69.9	-19%
0	Volume sold from third-party purchases (E)	6.2	5.6	11%	5.3	17%
0	Volume sold from own operations (F = D – E)	50.6	46.9	8%	64.6	-22%
0	C1 cash cost², FOB (US$/t)
0	C1 cash cost, ex-third-party purchase costs (C/F)	21.0	23.5	-11%	18.8	12%
0	Average third-party purchase C1 cash cost (B/E)	54.8	61.4	-11%	52.6	4%
0	Iron ore cash cost (A/D)	24.7	27.5	-10%	21.4	15%
0	Freight
0	Maritime freight costs (G)	946	860	10%	1,234	-23%
0	CFR sales (%) (H)	90%	85%	5 p.p.	88%	2 p.p.
0	Volume CFR (Mt) (I = D x H)	50.9	44.5	14%	61.7	-18%
0	Freight unit cost (US$/t) (G/I)	18.6	19.3	-2%	20.0	-5%
[1] Includes logistics costs related to third-party purchases. [2] Excludes ROM, royalties and distribution costs.

Expenses

US$ million	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
SG&A	14	35	-60%	9	56%
R&D	45	70	-36%	110	-59%
Pre-operating and stoppage expenses	58	51	14%	75	-23%
Other expenses	(10)	14	-171%	15	-167%
Total expenses	107	170	-37%	209	-49%

Iron Ore Solutions: Project Details

Growth projects	Capex 1Q25	Financial Progress¹	Physical Progress	Comments
Serra Sul +20 Capacity: 20 Mtpy Start-up: 2H26 Capex: US$ 2,844 MM	135	54%	73%	The semi-mobile crusher has been connected to mining production and load tests will restart in 2Q25. Assembly of the long-distance conveyor belt is progressing as planned. At the plant, the secondary crusher and other buildings are being assembled.
Briquettes Tubarão Capacity: 6 Mtpy Start-up: 4Q23 (Plant 1) | 2025 (Plant 2) Capex: US$ 342 MM	10	93%	96%	Plant 2 continues with stabilization works.
Sustaining projects	Capex 1Q25	Financial Progress¹	Physical Progress	Comments
Compact Crushing S11D Capacity: 50 Mtpy Start-up: 2H26 Capex: US$ 755 MM	79	51%	69%	Construction of the primary crusher continues to advance according to schedule. The assembly of the secondary crusher has advanced to 20%.

1 CAPEX disbursement until end of 1Q25 vs. CAPEX expected.

Projects under evaluation

Apolo	Capacity: 14 Mtpy	Stage: FEL2
Southeastern System (Brazil)	Growth project
Vale’s ownership: 100%	Open pit mine
Briquette plants	Capacity: Under evaluation	Stage: 2 plants at FEL3; 5 plants at different stages of FEL
Brazil and other regions	Growth project	Investment decision: 2025-2030
Vale’s ownership: N/A	Cold agglomeration plant
Itabira mines	Capacity: 25 Mtpy	Stage: projects at different phases of FEL1 and FEL2
Southeastern System (Brazil)	Replacement project
Vale’s ownership: 100%	Open pit mine	Diverse pits and tailing and waste stockpile projects aimed at maintaining Itabira´s long-term production volumes.
Mega Hubs	Capacity: Under evaluation	Stage: Prefeasibility Study
Middle East	Growth project
Vale’s ownership: N/A	Industrial complexes for iron ore concentration and agglomeration and production of direct reduction metallics	Vale continues to advance in negotiations with world-class players and jointly study the development of Mega Hubs
S11C	Capacity: Under evaluation	Stage: FEL2
Northern System (Brazil)	Replacement project
Vale’s ownership: 100%	Open pit mine
Serra Norte N1/N2¹	Capacity: 10 Mtpy	Stage: FEL2
Northern System (Brazil)	Replacement project
Vale’s ownership: 100%	Open pit mine

1 Project scope is under review given permitting constraints.

.

Energy Transition Metals: Copper

Revenues & price realization

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Volume sold
Copper ('000 metric tons)	61	56	9%	74	-18%
Gold as by-product (‘000 oz)	95	85	12%	121	-21%
Silver as by-product (‘000 oz)	278	188	48%	257	8%
Average prices
Average LME copper price (US$/t)	9,340	8,438	11%	9,193	2%
Average copper realized price (US$/t)	8,891	7,687	16%	9,187	-3%
Gold (US$/oz)¹	2,944	2,083	41%	2,834	4%
Silver (US$/oz)	32	24	33%	34	-6%
Net revenue (US$ million)
Copper	541	434	25%	683	-21%
Gold as by-product¹	281	176	60%	342	-18%
Silver as by-product	9	4	125%	9	0%
Total	830	615	35%	1,034	-20%
PPA adjustments²	70	24	192%	(71)	n.a.
Net revenue after PPA adjustments	900	639	41%	964	-7%
[1] Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. [2] PPA adjustments to be disclosed separately from 1Q24 onwards. On March 31st, 2025, Vale had provisionally priced copper sales from Sossego and Salobo totaling 33,318 tons valued at weighted average LME forward price of US$ 10.030/t, subject to final pricing over the following months.

Breakdown of copper realized prices

US$/t	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Average LME copper price	9,340	8,438	11%	9,193	2%
Current period price adjustments¹	(85)	(20)	325%	262	n.a.
Copper gross realized price	9,256	8,418	10%	9,455	-2%
Prior period price adjustments²	(79)	(210)	-62%	201	n.a.
Copper realized price before discounts	9,177	8,208	12%	9,656	-5%
TC/RCs, penalties, premiums and discounts³	(286)	(522)	-45%	(468)	-39%
Average copper realized price	8,891	7,687	16%	9,187	-3%
Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). [1] Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. [2] Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. [3] TC/RCs, penalties, premiums, and discounts for intermediate products.

Energy Transition Metals: Nickel

Revenues & price realization

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Volume sold ('000 metric tons)
Nickel	39	33	18%	47	-17%
Copper	21	20	5%	25	-16%
Gold as by-product ('000 oz)	9	12	-25%	9	0%
Silver as by-product ('000 oz)	294	245	20%	224	31%
PGMs ('000 oz)	56	73	-23%	72	-22%
Cobalt (metric ton)	681	465	46%	700	-3%
Average realized prices (US$/t)
Nickel	16,106	16,848	-4%	16,163	0%
Copper	7,983	7,482	7%	8,222	-3%
Gold (US$/oz)	3,034	2,051	48%	2,694	13%
Silver (US$/oz)	31	23	35%	35	-11%
Cobalt	26,434	30,500	-13%	26,575	-1%
Net revenue by product (US$ million)
Nickel	623	557	12%	762	-18%
Copper	168	153	10%	202	-17%
Gold as by-product¹	27	24	13%	24	13%
Silver as by-product	9	6	50%	8	13%
PGMs	57	68	-16%	83	-31%
Cobalt¹	18	14	29%	19	-5%
Others	9	10	-10%	8	13%
Total	911	832	9%	1,105	-18%
PPA adjustments²	58	3	n.a.	(37)	n.a.
Net revenue after PPA adjustments	969	835	16%	1,068	-9%
[1] Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. [2] PPA adjustments started to disclose separately in 1Q24.

Breakdown of nickel volumes sold, realized price and premium

	1Q25	1Q24	Δ y/y	4Q24	Δ q/q
Volumes (kt)
Upper Class I nickel	23.0	20.8	11%	25.5	-10%
- of which: EV Battery	2.3	0.8	188%	2.1	10%
Lower Class I nickel	6.6	3.5	89%	5.9	12%
Class II nickel	8.9	4.4	102%	14.3	-38%
Intermediates	0.4	4.5	-91%	1.5	-73%
Total	38.9	33.1	18%	47.1	-17%
Nickel realized price (US$/t)
LME average nickel price	15,571	16,589	-6%	16,038	-3%
Average nickel realized price	16,106	16,848	-4%	16,163	0%
Contribution to the nickel realized price by category:
Nickel average aggregate premium/(discount)	535	515	4%	226	137%
Other timing and pricing adjustments contributions¹	1	(256)	n.a.	(101)	n.a.
[1] Comprises (i) the realized quotational period effects (based on sales distribution in the prior three months, as well as the differences between the LME price at the moment of sale and the LME average price), with a negative impact of US$76/t and (ii) fixed-price sales, with a positive impact of US$77/t.

Product type by operation

% of sales	North Atlantic¹	Matsusaka	Onça Puma
Upper Class I	73.3	–	–
Lower Class I	21.3	–	–
Class II	4.3	98.7	100
Intermediates	1.1	1.3	–

1 Comprises Sudbury, Clydach and Long Harbour refineries.

Energy Transition Metals: Projects Details

Growth projects	Capex 1Q25	Financial progress¹	Physical progress	Comments
Onça Puma 2nd Furnace Capacity: 12-15 ktpy Start-up: 2H25 Capex: US$ 555 MM	26	54%	85%	The project is progressing according to the schedule and within budget. The furnace assembly is underway.

1 CAPEX disbursement until end of 1Q25 vs. CAPEX expected.

Projects under evaluation

Copper
Alemão	Capacity: 60 -70 ktpy	Stage: FEL3
Carajás, Brazil	Growth project	Investment decision: 2026
Vale’s ownership: 100%	Underground mine	115 kozpy Au as by-product
South Hub extension (Bacaba)	Capacity: 60-80 ktpy	Stage: FEL3¹
Carajás, Brazil	Replacement project	Investment decision: 2Q25
Vale’s ownership: 100%	Open pit	Development of mines to feed Sossego mill
Victor	Capacity: 20 ktpy	Stage: FEL3
Ontario, Canada	Replacement project	Investment decision: 2025-2026
Vale’s ownership: N/A	Underground mine	5 ktpy Ni as co-product; JV partnership under discussion
Hu’u	Capacity: 300-350 ktpy	Stage: FEL2
Dompu, Indonesia	Growth project	200 kozpy Au as by-product
Vale’s ownership: 80%	Underground block cave
Paulo Afonso (North Hub)	Capacity: 70-100 ktpy	Stage: FEL2
Carajás, Brazil	Growth project
Vale’s ownership: 100%	Mines and processing plant
Salobo Expansion	Capacity: 20-30 ktpy	Stage: FEL2
Carajás, Brazil	Growth project	Investment decision: 2026-2027
Vale’s ownership: 100%	Processing plant
Nickel
CCM Pit	Capacity: 12-15 ktpy	Stage: FEL3
Ontario, Canada	Replacement project	Investment decision: 2025
Vale’s ownership: 100%	Open pit mine	7-9 ktpy Cu as by-product
CCM Ph. 3	Capacity: 5-10 ktpy	Stage: FEL3
Ontario, Canada	Replacement project	Investment decision: 2025
Vale’s ownership: 100%	Underground mine	7-13 ktpy Cu as by-product
CCM Ph. 4	Capacity: 7-12 ktpy	Stage: FEL2
Ontario, Canada	Replacement project	7-12 ktpy Cu as by-product
Vale’s ownership: 100%	Underground mine
Nickel Sulphate Plant	Capacity: ~25 ktpy	Stage: FEL3
Quebec, Canada	Growth project	Investment decision: 2025
Vale’s ownership: N/A

1 Refers to the most advanced projects (Bacaba and Cristalino).

Annex 4: Brumadinho, Samarco &
Dam Decharacterization

Brumadinho & Dam decharacterization

US$ million	Provisions balance 31Dec24	EBITDA impact²	Payments	FX and other adjustments³	Provisions balance 31Mar25
Decharacterization	2,213	(9)	(79)	217	2,342
Agreements & donations¹	1,970	39	(84)	207	2,132
Total Provisions	4,183	30	(163)	424	4,474
Incurred Expenses	–	67	(67)	–	–
Total	4,183	97	(230)	424	4,474

1 Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. 2 Includes the revision of estimates for provisions and incurred expenses, including discount rate effect. 3 Includes foreign exchange, present value and other adjustments.

Impact of Brumadinho and Decharacterization from 2019 to 1Q25

US$ million	EBITDA impact	Payments	FX and other adjustments²	Provisions balance 31Mar2025
Decharacterization	4,976	(2,208)	(426)	2,342
Agreements & donations¹	9,274	(7,325)	183	2,132
Total Provisions	14,250	(9,533)	(243)	4,474
Incurred expenses	3,413	(3,413)	–	–
Others	180	(178)	(2)	–
Total	17,843	(13,124)	(245)	4,474

¹ Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. ² Includes foreign exchange, present value and other adjustments.

Cash outflow of Brumadinho & Decharacterization commitments1 2

US$ billion	Disbursed from 2019 to 1Q25	2025 (excl. 1Q25)	2026	2027	Yearly average 2028-2035³
Decharacterization	(2.2)	0.4	0.5	0.4	0.2
Integral Reparation Agreement & other reparation provisions	(7.3)	0.8	0.7	0.4	0.2⁴
Incurred expenses	(3.4)	0.3	0.3	0.3	0.2⁵
Total	(12.9)	1.5	1.5	1.1	–

1 Estimate cash outflow for 2024-2035 period, given BRL-USD exchange rates of 5.7422. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. 3 Estimate annual average cash flow for Decharacterization provisions in the 2028-2035 period is US$ 232 million per year. 4 Disbursements related to the Integral Reparation Agreement ending in 2031. 5 Disbursements related to incurred expenses ending in 2029.

Cash outflow of Samarco commitments1

	Already disbursed	2025 (excl. 1Q25)	2026	2027	2028	2029	2030	Yearly average 2031-2043
Mariana reparation – 100%	48.3	21.9	11.6	6.5	5.9	5.4	5.8	5.1
Vale’s contribution (R$ billion)		10.5	5.8	3.2	2.2	1.8	1.4	–
Vale’s contribution² (US$ billion)		1.8	1.0	0.6	0.4	0.3	0.2	–

1 Amounts stated in real terms. 2 BRL-USD exchange final rate of March 31, 2025 of 5.7422.

– 36 –

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 24, 2025		Director of Investor Relations